Blue Gold Limited

3109 W. 50th Street, #207

Minneapolis, MN 55410

February 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Purcell

Re:	Blue Gold Limited
Registration Statement on Form F-4, as amended
File No. 333-280195

Dear Mr. Purcell:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the above-referenced Registration Statement on Form F-4 (File No. 333-280195) be accelerated by the Securities and Exchange Commission so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 12, 2025, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Please call Joan Guilfoyle of Loeb & Loeb LLP (202-524-8467) to provide notice of the effectiveness of the Registration Statement.

Sincerely

By:	/s/ Rick Gaenzle
Name:	Rick Gaenzle
Title:	Chief Executive Officer